Exhibit 99.1

Condensed Interim Consolidated
Financial Statements

For the three months ended January 31, 2023 and 2022

(Stated in thousands of Canadian dollars, except share and per share amounts)

(Unaudited)

High Tide Inc.
Condensed Interim Consolidated Financial Statement
For the three months ended January 31, 2023 and 2022

Condensed Interim Consolidated Financial Statements for the three months ended January 31, 2023 and 2022.

The accompanying unaudited condensed interim consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Corporation.

Approved on behalf of the Board:

(Signed) “Harkirat (Raj) Grover”	(Signed) “Nitin Kaushal”
President and Chair of the Board	Director and Chair of the Audit Committee

High Tide Inc.
Condensed Interim Consolidated Statements of Financial Position
As at January 31, 2023 and October 31, 2022 (Unaudited – In thousands of Canadian dollars)

	Notes	2023	2022
		$	$

Assets
Current assets
Cash and cash equivalents		23,696	25,084
Marketable securities		-	195
Trade and other receivables	11	10,740	8,200
Inventory	10	24,867	23,414
Prepaid expenses and deposits	9	4,692	7,167
Total current assets		63,995	64,060
Non-current assets
Property and equipment	7	30,618	31,483
Net investment - lease	25	179	203
Right-of-use assets, net	25	29,118	30,519
Long term prepaid expenses and deposits	9	3,649	2,988
Intangible assets and goodwill	5,8	146,275	145,490
Total non-current assets		209,839	210,683
Total assets		273,834	274,743
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	28,765	26,887
Interest bearing loans and borrowings	15	15,692	16,393
Current portion of convertible debentures	16	4,420	2,696
Current portion of lease liabilities	25	7,059	7,629
Derivative liability	12	5,075	6,336
Total current liabilities		61,011	59,941
Non-current liabilities
Notes payable	14	12,367	12,257
Convertible debentures	16	3,467	4,770
Lease liabilities	25	25,398	26,139
Deferred tax liability		7,856	9,603
Total non-current liabilities		49,088	52,769
Total liabilities		110,099	112,710
Shareholders’ equity
Share capital	18	286,547	279,513
Warrants	20	15,497	15,497
Contributed surplus		24,487	23,051
Convertible debentures – equity		717	717
Accumulated other comprehensive loss		2,959	5,665
Accumulated deficit		(171,648)	(168,093)
Equity attributable to owners of the Company		158,559	156,350
Non-controlling interest	28	5,176	5,683
Total shareholders’ equity		163,735	162,033
Total liabilities and shareholders’ equity		273,834	274,743

3

High Tide Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars)

		Three months ended

	Notes	2023	2022
		$	$

Revenue	6	118,076	72,218
Cost of sales		(85,895)	(49,236)
Gross profit		32,181	22,982
Expenses
Salaries, wages and benefits		(14,302)	(9,887)
Share-based compensation	19	(1,436)	(1,902)
General and administration		(7,497)	(5,861)
Professional fees		(2,428)	(1,000)
Advertising and promotion		(1,489)	(2,403)
Depreciation and amortization	7,8,25	(7,986)	(7,111)
Impairment loss		-	(89)
Interest and bank charges		(965)	(876)
Total expenses		(36,103)	(29,129)
Loss from operations		(3,922)	(6,147)
Other income (expenses)
Gain on extinguishment of financial liability		18	-
Loss on extinguishment of debenture		-	(18)
Gain (Loss) on revaluation of marketable securities		8	(219)
Finance and other costs	17	(2,478)	(2,460)
Gain on revaluation of derivative liability	12	1,261	525
Foreign exchange gain (loss)		15	(97)
Total other expenses		(1,176)	(2,269)
Loss before taxes		(5,098)	(8,416)
Income tax expense		(342)	1,064
Deferred income tax recovery		1,578	-
Net loss		(3,862)	(7,352)
Other comprehensive loss
Translation difference on foreign subsidiary		(2,706)	1,602
Total comprehensive loss		(6,568)	(5,750)

Net (loss) income attributable to:
Owners of the Company		(3,944)	(7,830)
Non-controlling interest		82	478
		(3,862)	(7,352)

Comprehensive (loss) income attributable to:
Owners of the Company		(6,877)	(6,228)
Non-controlling interest	28	309	478
		(6,568)	(5,750)
Loss per share
Basic and Diluted	21	(0.05)	(0.14)

4

High Tide Inc.
Condensed Interim Consolidated Statements of Changes in Equity
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars)

					Equity	Accumulated
					portion of	other		Attributable
				Contributed	convertible	comprehensive	Accumulated	to owners of
	Note	Share capital	Warrants	surplus	debt	income (loss)	deficit	the Company	NCI	Total
		$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2021		208,904	10,724	15,162	859	(648)	(87,792)	147,209	4,795	152,004
Acquisition - FABCBD	5	313	-	-	-	-	-	313	-	313
Acquisition - NuLeaf	5	35,527	-	-	-	-	(8,326)	27,201	1,726	28,927
Acquisition - Budroom	5	3,738	-	-	-	-	-	3,738	-	3,738
Acquisition - Boreal Cannabis	5	2,203	-	-	-	-	-	2,203	-	2,203
Acquisition - Crossroads Cannabis	5	2,189	-	-	-	-	-	2,189	-	2,189
Acquisition - Choom	5	3,940	-	-	-	-	-	3,940	-	3,940
Issuance of shares through ATM	18	8,807	-	-	-	-	-	8,807	-	8,807
Issued to pay fees in shares	18	100	-	-	-	-	-	100	-	100
Share-based compensation	19	-	-	8,080	-	-	-	8,080	-	8,080
Equity portion of convertible debentures		-	-	-	(142)	-	-	(142)	-	(142)
Exercise options	19	526	-	(217)	-	-	-	309	-	309
Warrants expired	20	-	(273)	273	-	-	-	-	-	-
Warrants exercised	20	4,352	(6)	-	-	-	-	4,346	-	4,346
Share issuance costs	18	(974)	-	-	-	-	-	(974)	-	(974)
Vesting of RSUs	19	247	-	(247)	-	-	-	-	-	-
Issued warrants		-	5,052	-	-	-	-	5,052	-	5,052
Acquisition - Budheaven	5	1,986	-	-	-	-	-	1,986	-	1,986
Shares issued through equity financing	18	6,768	-	-	-	-	-	6,768	-	6,768
Daily High Club Escrow cancellation	18	(53)	-	-	-	-	-	(53)	-	(53)
Smoke Cartel Earnout	18	940	-	-	-	-	-	940	-	940
Partner distributions	28	-	-	-	-	-	-	-	(1,961)	(1,961)
Cumulative translation adjustment		-	-	-	-	6,313	-	6,313	-	6,313
Comprehensive (loss) gain for the period		-	-	-	-	-	(71,975)	(71,975)	1,123	(70,848)
Closing balance, October 31, 2022		279,513	15,497	23,051	717	5,665	(168,093)	156,350	5,683	162,033
Opening balance, November 1, 2022		279,513	15,497	23,051	717	5,665	(168,093)	156,350	5,683	162,033
Issuance of shares through ATM	18	1,852	-	-	-	-	-	1,852	-	1,852
Issued to pay fees in shares	18	278	-	-	-	-	-	278	-	278
Share-based compensation	19	-	-	1,436	-	-	-	1,436	-	1,436
Acquisition - Jimmy's Cannabis	5	4,932	-	-	-	-	-	4,932	-	4,932
Share issuance costs	18	(28)	-	-	-	-	-	(28)	-	(28)
Partner distributions	28	-	-	-	-		-	-	(198)	(198)
Cumulative translation adjustment		-	-	-	-	(2,706)		(2,706)	-	(2,706)
Comprehensive (loss) for the period		-	-	-	-	-	(3,555)	(3,555)	(309)	(3,864)
Balance, January 31, 2023		286,547	15,497	24,487	717	2,959	(171,648)	158,559	5,176	163,735

5

High Tide Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	Notes	2023	2022
		$	$
Operating activities
Net loss		(3,862)	(7,352)
Adjustments for items not effecting cash and cash equivalents
Income tax recovery		(1,236)	(1,064)
Accretion expense	17	1,130	1,165
Fee for services and interest paid in shares and warrants	18	278	-
Depreciation and amortization	7,8,25	7,986	7,111
Revaluation of derivative liability	12	(1,261)	(525)
Loss on extinguishment of debenture		-	18
Impairment loss		-	89
Foreign exchange gain (loss)		(15)	97
Share-based compensation	19	1,436	1,902
Gain on extinguishment of financial liability		(18)	-
Gain (Loss) on revaluation of marketable securities		(8)	219
		4,430	1,660
Changes in non-cash working capital
Trade and other receivables		(2,539)	(1,179)
Inventory		(1,759)	(2,174)
Prepaid expenses and deposits		1,830	(1,527)
Accounts payable and accrued liabilities		153	1,636
Net cash provided by (used in) operating activities		2,115	(1,584)

Investing activities
Additions of property and equipment	7	(1,439)	(2,338)
Additions of intangible assets	8	(252)	(147)
Loans receivable		-	(140)
Business Combinations, net of cash acquired	5	622	565
Net cash provided by investing activities		(1,069)	(2,060)

Financing activities
Repayment of interest bearing loans and borrowings	15	(661)	-
Repayment of convertible debentures		-	(890)
Interest paid on debentures and loans	17	(684)	(386)
Lease liability payments	25	(2,715)	(2,238)
Share issuance costs	18	(28)	(13)
Partner distributions		(198)	-
Proceeds from equity financing through ATM	18	1,852	811
Warrants exercised		-	2,141
Options exercised		-	282
Net cash used in financing activities		(2,434)	(293)

Net decrease in cash and cash equivalents		(1,388)	(3,937)
Cash and cash equivalents, beginning of period		25,084	14,014
Cash and cash equivalents, end of period		23,696	10,077

6

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI”(listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1.

High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

2. Basis of Preparation

A.Statement of compliance

These condensed interim consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the Company for the year ended October 31, 2022 which are available on SEDAR at www.sedar.com.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on March 17, 2023.

B.Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for liability warrants and certain financial instruments which are measured at fair value. The accounting policies set out below have been applied consistently by the Company and its wholly owned subsidiaries for the periods presented.

C.Currencies and Foreign Exchange

The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian subsidiaries. The functional currency of the Company’s United States (“U.S.”) subsidiaries is the U.S. dollar (“USD”), of the Company’s European subsidiaries is the Euro (“EUR”), and of the Company’s United Kingdom subsidiaries is the British Pound Sterling (“GBP”). Transactions denominated in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

In preparing the Company’s condensed interim consolidated financial statements, the financial statements of the foreign subsidiaries are translated into Canadian dollars. The assets and liabilities of foreign subsidiaries are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign exchange rates. Translation gains and losses resulting from the consolidation of operations into the Company’s functional currency, are recognized in other comprehensive income in the statement of loss and other comprehensive loss and as a separate component of shareholders’ equity on the consolidated statement of changes in equity.

7

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

D.Basis of Consolidation Subsidiaries

Subsidiaries are entities controlled by High Tide Inc. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of loss and other comprehensive loss from the effective date of acquisition and up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies into line with those used by the Company. Intra‐group balances and transactions, and any unrealized gains or losses or income and expenses arising from intra‐group transactions are eliminated in preparing the consolidated financial statements.

Subsidiaries	Percentage Ownership	Functional Currency
Canna Cabana Inc.	100%	Canadian Dollar
2680495 Ontario Inc.	100%	Canadian Dollar
Saturninus Partners GP	50%	Canadian Dollar
Valiant Distribution Canada Inc.	100%	Canadian Dollar
META Growth Corp.	100%	Canadian Dollar
NAC Thompson North Ltd. Partnership	49%	Canadian Dollar
NAC OCN Ltd. Partnership	49%	Canadian Dollar
HT Global Imports Inc.	100%	Canadian Dollar
2049213 Ontario Inc.	100%	Canadian Dollar
1171882 B.C. Ltd.	100%	Canadian Dollar
High Tide BV (Grasscity)	100%	European Euro
Valiant Distribution Inc.	100%	U.S. Dollar
Smoke Cartel USA, Inc.	100%	U.S. Dollar
Fab Nutrition, LLC	80%	U.S. Dollar
Halo Kushbar Retail LLC	100%	Canadian Dollar
Nuleaf Naturals LLC	80%	U.S. Dollar
DHC Supply, LLC	100%	U.S. Dollar
DS Distribution Inc.	100%	U.S. Dollar
Enigmaa Ltd.	80%	British Pound Sterling

3.	Accounting Policies

The significant accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements for the three months ended January 31, 2023, and 2022 are consistent with those applied and disclosed in Note 3 and 4 of the Company’s Consolidated Financial Statements for the years ended October 31, 2022 and 2021.

4. Significant accounting judgement, estimates and assumptions

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years. Significant judgements, estimates, and assumptions within these condensed interim consolidated financial statements remain the same as those applied to the consolidated financial statements for the year ended October 31, 2022.

8

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

5.	Business Combinations

In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

A.	Jimmy’s Cannabis Acquisition

Total consideration	$
Common shares	4,932
4,932
Purchase price allocation
Cash	622
Inventory	306
Prepaid expenses	11
Property, plant and equipment	111
Right of use asset	129
Intangible assets - business license rights	1,547
Goodwill	2,764
Accounts payable and accrued liabilities	(319)
Lease liabilities	(129)
Income tax payable	(110)
4,932

On December 29, 2022, the Company closed the acquisition of 100% of the equity interest of 1171882 B.C. Ltd., operating as Jimmy’s Cannabis Shop BC (“Jimmy’s”) which operates two retail cannabis stores in British Columbia. Pursuant to the terms of the Arrangement, the consideration was comprised of 2,595,533 common shares of the Company having an aggregate value of $4,932.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital, right of use asset, lease liability, identifiable intangible assets, and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the period ended January 31, 2023, Jimmy’s accounted for $255 in revenues and $108 in net loss. If the acquisition had been completed on November 1, 2022, the Company estimates it would have recorded an increase of $862 in revenues and a decrease of $99 in net loss for the period ended January 31, 2023.

9

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

B.	Choom Acquisition (Prior year)

Total consideration	$
Cash	100
Common Shares	3,940
4,040
Purchase price allocation
Inventory	190
Property and equipment	962
Right-of-use assets	2,520
Goodwill	2,861
Intangible Asset - Business Licenses Rights	27
Lease liabilities	(2,520)
4,040

On August 2, 2022, the Company closed the acquisition of assets of Choom stores located in Alberta and British Columbia. On August 25, 2022, the Company closed the acquisition of assets of a Choom store located in Ontario. The consideration was comprised of 2,147,023 common shares of the Company having an aggregate value of $3,940 and $100 cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital, identifiable intangible assets, and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Choom accounted for $2,443 in revenues and $132 in net loss. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $5,429 in revenues and a decrease of $659 in net loss for the year ended October 31, 2022. The Company also incurred $40 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

10

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

C.	Halo Kushbar Acquisition (Prior year)

Total consideration	$
Note Receivable - Settled	810
Working Capital Adjustment	109
919
Purchase price allocation
Cash	160
Trade and other receivables	37
Inventory	205
Prepaid Expenses	14
Property and equipment	530
Right-of-use assets	718
Accounts payable and accrued liabilities	(27)
Lease liabilities	(718)
919

On July 15, 2022, The Company took control of the shares of Halo Kushbar Retail Inc (“Halo Kushbar”), which owns three operating cannabis retail stores in Alberta. The consideration received was the settlement of a convertible promissory note that was revalued to a principal amount of $810 (the “Note”) and working capital adjustment of $109.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation. For the year ended October 31, 2022, Halo Kushbar accounted for $1,164 in revenues and $42 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $2,213 in revenues and an increase of $10 in net loss for the year ended October 31, 2022. The Company also incurred $16 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

11

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

D.	Kensington Acquisition (Prior year)

Total consideration	$
Cash	160
Loan Receivable - Settlement	523
683
Purchase price allocation
Cash	3
Inventory	21
Property and equipment	185
Goodwill	474
683

On June 4, 2022, the Company purchased a retail cannabis store location in Alberta (previously a franchisee). The consideration was comprised of $160 in cash and settlement of a $523 Notes Receivable.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Kensington accounted for $436 in revenues and $23 in net loss. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $447 in revenues and an increase of $156 in net loss for the year ended October 31, 2022. The Company also incurred $7 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

12

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

E.	Bud Heaven Acquisition (Prior year)

Total consideration	$
Cash True-up Payable	992
Common Shares	1,986
2,978
Purchase price allocation
Cash	41
Inventory	102
Trade and other receivables	13
Prepaid Expenses	37
Property and equipment	240
Right-of-use-assets	250
Goodwill	2,657
Accounts payable and accrued liabilities	(112)
Lease Liabilities	(250)
2,978

On June 1, 2022, the Company acquired all the issued and outstanding shares of Livonit Foods Inc. operating as Bud Heaven (“Bud Heaven”) which operates two retail cannabis stores in Ontario. The consideration was comprised of 564,092 Common Shares, having an aggregate value of $1,986 and cash of $992.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Bud Heaven accounted for $1,977 in revenues and $258 in net income If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $2,170 in revenues and a decrease of $419 in net loss for the year ended October 31, 2022. The Company also incurred $9 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

13

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

F.	Ontario Lottery Winner Acquisition (Prior year)

Total consideration	$
Cash	176
Loan Receivable - Settlement	3,463
3,639
Purchase price allocation
Cash and cash equivalents	12
Inventory	426
Prepaid Expenses	2
Property and equipment	512
Goodwill	2,687
3,639

On May 10, 2022, the Company closed the acquisition of two Ontario Lottery Winner retail cannabis locations. On August 2, 2022, the Company completed its asset acquisition of the third store of the Ontario Lottery Winner retail cannabis location. Pursuant to the terms of the Arrangement, the consideration was comprised of $176 in cash and settlement of a $3,463 Notes Receivable.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Ontario Lottery Winner accounted for $4,254 in revenues and $55 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $6,427 in revenues and an increase of $152 in net loss for the year ended October 31, 2022. The Company also incurred $62 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

14

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

G.	Crossroads Cannabis Acquisition (Prior year)

Total consideration	$
Common shares	2,189
2,189
Purchase price allocation
Cash	3
Inventory	284
Property and equipment	606
Right of use assets	751
Goodwill	1,296
Lease liabilities	(751)
2,189

On April 26, 2022, the Company closed the acquisition of three retail cannabis stores in Ontario operating as Crossroads Cannabis (“Crossroads”). Pursuant to the terms of the Arrangement, the consideration was comprised of 378,079 common shares of High Tide, having an aggregate value of $1,777. On May 17, the Company closed the acquisition of an additional retail cannabis store operating as Crossroads Cannabis, the consideration was comprised of 138,656 common shares of High Tide having an aggregate value of $412.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management continues to refine its working capital. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Crossroads accounted for $3,505 in revenues and $87 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $3,076 in revenues and a decrease of $132 in net loss for the year ended October 31, 2022. The Company also incurred $44 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

15

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

H.	2080791 Alberta Ltd. Acquisition (Prior year)

Total consideration	$
Cash	200
Common shares	2,203
2,403
Purchase price allocation
Cash	250
Inventory	182
Prepaid expenses	8
Property and equipment	161
Right of use asset	160
Goodwill	1,830
Accounts payable and accrued liabilities	(28)
Lease liability	(160)
2,403

On April 21, 2022, the Company closed the acquisition of 100% of the outstanding common shares of 2080791 Alberta Ltd. Operating as Boreal Cannabis Company (“Boreal”) which operates two retail cannabis stores in Alberta. Pursuant to the terms of the Arrangement, the consideration was comprised of $200 in cash and 443,301 common shares of High Tide, having an aggregate value of $2,203.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management continues to refine its working capital. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Boreal accounted for $1,873 in revenues and $162 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $1,861 in revenues and a decrease of $132 in net loss for the year ended October 31, 2022. The Company also incurred $9 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

16

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

I.	Bud Room Inc. Acquisition (Prior year)

Total consideration	$
Common shares	3,738
Working Capital Adjustment	12
3,750
Purchase price allocation
Cash	63
Inventory	40
Prepaid expenses	31
Property and equipment	120
Right of use asset	200
Goodwill	3,707
Lease liability	(365)
Accounts payable and accrued liabilities	(46)
3,750

On February 9, 2022, the Company closed the acquisition of 100% of the outstanding common shares of Bud Room Inc. (“Bud Room”). Pursuant to the terms of the Arrangement, the consideration was comprised of 674,650 common shares of High Tide, having an aggregate value of $3,738 and working capital adjustment of $12, and acquired all rights to the customized Fastendr™ retail kiosk and smart locker technology and Bud Room’s retail cannabis store located at 1910 St. Laurent Blvd in Ottawa, Ontario.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Bud Room accounted for $2,305 in revenues and $186 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $611 in revenues and a decrease of $23 in net loss for the year ended October 31, 2022. The Company also incurred $30 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

17

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

J.	NuLeaf Naturals, LLC Acquisition (Prior year)

Total consideration	$
Common shares	35,527
35,527
Purchase price allocation
Cash	564
Accounts receivable	216
Other receivables	21
Inventory	2,058
Prepaid expenses	305
Property, plant and equipment	4,190
Right of use asset	3,144
Intangible assets - software	211
Intangible assets - brand	10,168
Goodwill	28,622
Accounts payable and accrued liabilities	(6,140)
Lease liabilities	(2,984)
Deferred tax liability	(3,122)
Non-controlling interest	(1,726)
35,527

On November 29, 2021, the Company closed the acquisition of 80% of the outstanding common shares of NuLeaf Naturals LLC. (“NuLeaf”). Pursuant to the terms of the Arrangement, the consideration was comprised of 4,429,809 common shares of High Tide, having an aggregate value of $35,527.

The acquisition agreement also includes a call and put option that could result in the Company acquiring the remaining 20% of common shares in NuLeaf not acquired upon initial acquisition. The Company analyzed the value in the call option and considers it to be at fair value, and therefore has no value related to the acquisition. As the put option is a contractual obligation, it gives rise to a financial liability calculated with reference to the agreement and is discounted to its present value at each reporting date using the discounted cash-flow model. The initial obligation under the put option was recorded as a liability with the offset recorded as equity at its fair value at acquisition of $8,326 with an exercise date of May 29, 2023. For the year ended October 31, 2022, the Company recognized $5,652 as a gain on revaluation of derivative liability in the statement of net loss and comprehensive loss. During the three months ended January 31, 2023 , the Company recognized $974 as a gain on revaluation of derivative liability in the statement of net loss and comprehensive loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, NuLeaf accounted for $15,657 in revenues and $518 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $1,474 in revenues and a decrease of $797 in net loss for the year ended October 31, 2022. The Company also incurred $89 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

18

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

6.	Revenue from Contracts with Customers

For the three months ended January 31	2023	2022	2023	2022	2023	2022	2023	2022
	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	$	$	$	$	$	$	$	$
Primary geographical markets (i)
Canada	99,614	51,678	150	725	-	39	99,764	52,442
USA	16,073	16,956	998	488	-	-	17,071	17,444
International	1,241	2,332	-	-	-	-	1,241	2,332
Total revenue	116,928	70,966	1,148	1,213	-	39	118,076	72,218

Major products and services
Cannabis	97,542	54,199	-	-	-	-	97,542	54,199
Consumption accessories	12,699	11,574	1,129	1,205	-	-	13,828	12,779
Data analytics services	6,587	4,676	-	-	-	-	6,587	4,676
Other revenue	100	517	19	8	-	39	119	564
Total revenue	116,928	70,966	1,148	1,213	-	39	118,076	72,218

Timing of revenue recognition
Transferred at a point in time	116,928	70,966	1,148	1,213	-	39	118,076	72,218
Total revenue	116,928	70,966	1,148	1,213	-	39	118,076	72,218

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

19

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

7.	Property and Equipment

	Office equipment	Production	Leasehold
	and computers	equipment	improvements	Vehicles	Buildings	Total
Cost	$	$	$	$	$	$
Opening balance, November 1, 2021	3,100	-	27,224	16	2,800	33,140
Additions	541	34	7,163	21	-	7,759
Additions from business combinations	854	2,692	3,960	-	-	7,506
Foreign currency translation	19	189	4	-	-	212
Balance, October 31, 2022	4,514	2,915	38,351	37	2,800	48,617
Additions and reclasses	46	-	1,393	-	-	1,439
Additions from business combinations	-	-	111	-	-	111
Foreign currency translation	511	707	(28)	1	-	1,191
Balance, January 31, 2023	5,071	3,622	39,827	38	2,800	51,358

Accumulated depreciation
Opening balance, November 1, 2021	1,206	-	7,113	9	56	8,384
Depreciation	925	486	7,117	5	217	8,750
Foreign currency translation	-	-	-	-	-	-
Balance, October 31, 2022	2,131	486	14,230	14	273	17,134
Depreciation	173	130	2,005	2	54	2,364
Foreign currency translation	435	628	179	-	-	1,242
Balance, January 31, 2023	2,739	1,244	16,414	16	327	20,740

Balance, October 31, 2022	2,383	2,429	24,121	23	2,527	31,483
Balance, January 31, 2023	2,332	2,378	23,413	22	2,473	30,618

(i)	During the three months ended January 31, 2023, the Company had a balance of $359 (2022: $178) in assets under construction, largely related to cannabis retail locations not yet in operation.

20

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

8.	Intangible Assets and Goodwill

	Software	Licenses	Brand Name	Goodwill	Total
Cost	$	$	$	$	$
Opening balance, November 1, 2021	9,463	44,762	21,075	79,946	155,246
Additions	905	-	308	83	1,296
Additions from business combinations	338	20	10,047	43,967	54,372
Impairment loss	(89)	-	(1,365)	(45,077)	(46,531)
Foreign currency translation	42	-	2,508	4,500	7,050
Balance, October 31, 2022	10,659	44,782	32,573	83,419	171,433

Additions and Reclasses	252	-	-	-	252
Additions from business combinations (Note 5)	-	1,547	-	2,764	4,311
Impairment loss	-	-	-	-	-
Foreign currency translation	(251)	-	(377)	145	(483)
Balance, January 31, 2023	10,660	46,329	32,196	86,328	175,513

Accumulated depreciation
Opening balance, November 1, 2021	1,776	11,189	-	-	12,965
Amortization	2,412	10,672	-	-	13,084
Foreign currency translation	(106)	-	-	-	(106)
Balance, October 31, 2022	4,082	21,861	-	-	25,943
Amortization	566	2,799	-	-	3,365
Foreign currency translation	(70)	-	-	-	(70)
Balance, January 31, 2023	4,578	24,660	-	-	29,238

Balance, October 31, 2022	6,577	22,921	32,573	83,419	145,490
Balance, January 31, 2023	6,082	21,669	32,196	86,328	146,275

21

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

9.Prepaid expenses and deposits

	January 31, 2023	October 31, 2022
	$	$
Deposits on cannabis retail outlets	1,501	1,417
Prepaid insurance and other	3,569	5,160
Prepayment on inventory	3,271	3,578
Total	8,341	10,155
Less current portion	(4,692)	(7,167)
Long-term	3,649	2,988

10. Inventory

As at	January 31, 2023	October 31, 2022
	$	$
Finished goods	24,787	23,393
Work-in-process	84	56
Raw-materials	523	492
Provision for obsolescence	(527)	(527)
Total	24,867	23,414

11.	Trade and other receivables

As at	January 31, 2023	October 31, 2022
	$	$
Trade accounts receivable	10,333	7,916
Sales tax receivable	407	284
Total	10,740	8,200

22

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12. Derivative Liability

As at	January 31, 2023	October 31, 2022
	$	$
FABCBD Put Option derivative liability (i)	818	763
Blessed Put Option derivative liability (ii)	2,558	2,899
NuLeaf Put Option derivative liability (iii)	1,699	2,674
Total	5,075	6,336

(i)	On May 10, 2021, the Company acquired 80% of the outstanding shares of FABCBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of FABCBD not acquired upon initial acquisition. The initial obligation under the put option was valued at $3,722. At January 31, 2023, the Company revalued the fair value of the put option and recognized an unrealized loss of $(55) (2022: $225) on the Consolidated statements of net loss and comprehensive loss with a closing balance of $818 (2022: $763). On September 20, 2022, the Company received a notice to exercise the put option related to FABCBD, as at period end, January 31, 2023, the Company is in the process of finalizing the settlement of the put option.
(ii)	On October 19, 2021, the Company acquired 80% of the outstanding shares of Blessed CBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of Blessed CBD not acquired upon initial acquisition. The initial obligation under the put option was valued at $4,323. At January 31, 2023, the Company revalued the fair value of the put option and recognized an unrealized gain of $341 (2022: $(108)) in the statements of loss and comprehensive loss with a closing balance of $2,558 (2022: $2,899).
(iii)	On November 29, 2021, the Company acquired 80% of the outstanding shares of NuLeaf. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of NuLeaf not acquired upon initial acquisition. The initial obligation under the put option was valued at $8,326. At January 31, 2023, the Company revalued the fair value of the put option and recognized an unrealized gain of $975 (2022: $(74)) in the statements of loss and comprehensive loss with a closing balance of $1,699 (2022: $2,674).

23

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

13. Accounts Payable and Accrued Liabilities

As at	January 31, 2023	October 31, 2022
	$	$
Accounts Payable	11,326	7,670
Accrued liabilities	5,208	7,021
Deferred Revenue	23	641
Income tax payable	4,391	3,212
Sales Tax Payable	7,817	8,343
Total	28,765	26,887

14.	Notes Payable

As at	January 31, 2023	October 31, 2022
	$	$
Dreamweavers (i)	68	57
Government loan (ii)(iii)	186	188
Notes payable (iv)	12,113	12,012
Total	12,367	12,257
Less current portion	-	-
Long-term	12,367	12,257

(i)	On May 23, 2019, the Company acquired all of the issued and outstanding shares of Dreamweavers for aggregate consideration of $3,094 which included 3,100,000 common shares with a fair value of $1,147, and 1,550,000 (pre-consolidation) purchase warrants exercisable at $0.75 per common share of High Tide and notes payables of $300 repayable over five years with zero interest rate due at each anniversary date. Notes payable was valued at $102 by discounting it over five years at market interest rate of 22%. During the period ended January 31, 2023, the Company incurred accretion of $9.9 (2022 - $9.9).
(ii)	During the second quarter of 2021, the Company obtained a government loan under the Canada Emergency Response Benefit, part of Canada’s COVID-19 economic response plan. The government loan bears no interest and has a maturity date of December 31, 2025. The government loan was recorded at its fair value of $69 by discounting it over six months at a market interest rate of 22%. During the period ended January 31, 2023, the Company incurred accretion of $5.5 (2022 - $5.5).
(iii)	On August 12, 2021, the Company acquired all of the issued and outstanding shares of DankStop which included a loan from the U.S. Small Business Administration under the Secured Disaster Loans for Covid-19 relief. The loan bears an interest rate of 3.75% per annum and has a maturity date of May 21, 2050. During the period ended January 31, 2023, the Company incurred accretion of $3 (2022 - $3).
(iv)	On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included notes payable to Opaskwayak Cree Nation (“OCN”). Notes payable were valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 15%. On January 6, 2021, the Company entered into another amended loan agreement with OCN to remove the annual administration fee and extend the maturity date of the loan until December 31, 2024. During the period ended January 31, 2023, the Company incurred accretion of $101 (2022 - $89). During the three months ended, January 31, 2023, the Company incurred interest in the amount of $325 (2022: $325) in relation to the outstanding loan.

24

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

15. Interest bearing loans and borrowings

As at	January 31, 2023	October 31, 2022
	$	$
ConnectFirst loan	15,692	16,393
Total	15,692	16,393

On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. The demand loan bears interest at the Credit Union’s prime lending rate plus 2.50% per annum and is set to mature on September 5, 2027.

Tranche 1, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $240. Blended payments may be adjusted from time to time, if necessary, on the basis of the Credit Union’s Prime Lending Rate and the principal outstanding. The Company received the inflow on October 7, 2022.

Tranche 2, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $137. Blended payments may be adjusted from time to time, if necessary, on the basis of Prime, the principal outstanding and the amortization period remaining, the Company received the inflow on October 25, 2022.

Attached to the loan is a general security agreement comprising a first charge security interest over all present and after acquired personal property, registered at Personal Property Registry for the assets of Canna Cabana Inc., Meta Growth Corp., 2680495 Ontario Inc., Valiant Distribution Canada Inc., High Tide USA Inc., Smoke Cartel USA Inc., DHC Supply LLC., DS Distribution Inc., Enigmaa Ltd., High Tide Inc. BV., SJV2 BV., SJV BV o/a Grasscity., and a limited recourse guarantee against $5,000 worth of High Tide Inc. shares held by Harkirat Singh Grover, and affiliates, to be pledged in favor of the Connectfirst.

During the three months ended, January 31, 2023, the Company incurred interest in the amount of $322 (2022: nil ) and paid $661 (2022: nil) as principal in relation to the outstanding interest bearing loans and borrowings.

Covenants attached to the loan:

As of January 31, 2023, the Company has met all the covenants attached to the loan.

25

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

16. Convertible Debentures

As at	January 31, 2023	October 31, 2022
	$	$
Convertible debentures, beginning of period	7,466	8,163
Loss on extinguishment and modifications	-	354
Conversion of debenture into equity	-	108
Repayment of debt	-	(2,794)
Accretion on convertible debentures	421	1,635
Total	7,887	7,466
Less current portion	(4,420)	(2,696)
Long-term	3,467	4,770

17. Finance and other costs

	Three months ended January 31
	2023	2022
	$	$
Accretion on convertible debt	421	404
Accretion on notes payable	110	105
Interest on notes payable and interest bearing loans and borrowings	684	386
Accretion of lease liability	599	656
Transaction costs	664	909
Total	2,478	2,460

26

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18.	Share Capital
(a)	Issued:

Common shares:
	Number of shares	Amount
	#	$
Balance, November 1, 2021	54,360,028	208,904
Acquisition - FABCBD	-	313
Acquisition - NuLeaf (Note 5)	4,429,809	35,527
Issuance of shares through ATM (i)	1,758,167	8,807
Share issuance costs (iv)	-	(974)
Exercise options (Note 20)	70,500	526
Exercise warrants (Note 21)	530,423	4,352
Vested restricted share units (Note 19)	82,976	247
Acquisition - Budroom (Note 5)	674,650	3,738
Acquisition - Boreal Cannabis (Note 5)	443,301	2,203
Acquisition - Crossroads Cannabis (Note 5)	516,735	2,189
Acquisition - Choom (Note 5)	2,147,023	3,940
Issued to pay fees via shares	15,122	100
Shares issued through equity financing (ii)	4,956,960	6,768
Acquisition - Budheaven (Note 5)	564,092	1,986
Daily High Club Escrow cancellation	(28,553)	(53)
Smoke Cartel Earnout (iii)	500,000	940
Balance, October 31, 2022	71,021,233	279,513
Issuance of shares through ATM (i)	821,537	1,852
Acquisition - Jimmy's (Note 5)	2,595,533	4,932
Share issuance costs (iv)	-	(28)
Issued to pay fees in shares	136,266	278
Balance, January 31, 2023	74,574,569	286,547

(i)	On December 6, 2021 the Company announced that it established an at-the-market equity offering (“the ATM Program”) that allows the Company to issue up to $40,000 (or the equivalent in U.S. dollars) of common shares from treasury to the public from time to time at the Company’s discretion and subject to regulatory requirements. During the year ended October 31, 2022, a total of $8,807 has been raised through the program. During the period ended a total of $1,852 have been raise through the ATM program.
(ii)	On July 22, 2022, the Company issued, on a bought-deal basis, 4,956,960 units at a price of $2.32 per unit. The Company closed the offering for total gross proceeds of $11,500. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant will entitle the holder to acquire one common share at a price of $2.73 for a period of 60 months from the closing date of the offering. The shares were attributed a relative fair value of $6,768 and warrants were attributed a relative fair value of $4,732 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $2.05; exercise price of options of $2.73; expected life of 5 years; 97% volatility; and a risk-free interest rate of 2.9%. The underwriters received a cash commission fee of 6% of gross proceeds and 3% of gross proceeds for the president’s list in cash because of conducting the bought deal financing.
(iii)	As part of the acquisition of a subsidiary (Smoke Cartel) in 2021, the Company agreed to pay $1,319 if a certain revenue target is achieved. The contingent consideration was calculated using Monte Carlo simulation due to the uncertain nature of the future potential revenue of the Company. During the year ended October 31, 2022, the Company settled the contingent consideration to the previous shareholders of Smoke Cartel through the issuance of 500,000 common shares of the Company valued at $940. The Company recorded $2,211 as a gain on settlement.
(iv)	During the year ended October 31, 2022, the Company incurred a total of $974 of share issuance costs, which related to the shares issued through equity financing and shares issued through ATM throughout the year. These costs incurred a deferred tax asset of $487, which has been offset against the Company’s prior year tax loss carry-forwards.

27

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

19.	Share – Based Compensation
(a)	Stock Option Plan:

On April 19, 2022, the directors of the Company approved the 2022 equity incentive plan of the Company (the “Omnibus Plan”), which was effective upon the Company receiving disinterested shareholder approval at the annual general meeting and special meetings of shareholders of the Company on June 2, 2022.

The options that were granted during the period were valued using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $2.36; exercise price of options of $2.28; expected life of 3.48 years; 86% volatility; dividend yield of 0; and a risk-free interest rate of 3.6%.

The maximum number of common shares available and reserved for issuance, at anytime, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, has been fixed at 20% of the issued and outstanding common shares June 2, 2022. The maximum share options that can be issued is 12,617,734 Common Shares.

The Company’s previous stock option plan limited the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time.

The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant. The maximum exercise period of an option shall not exceed 10 years from the grant date. Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	January 31, 2023		October 31, 2022
	Number of	Weighted Average	Number of	Weighted Average
	options	Exercise Price ($)	options	Exercise Price ($)
Balance, beginning of year	2,250,082	6.16	1,906,129	6.51
Granted	65,000	2.28	554,122	4.99
Forfeited or expired	(19,529)	9.24	(154,669)	5.25
Exercised	—	—	(55,500)	5.93
Balance, end of year	2,295,553	6.03	2,250,082	6.16
Exercisable, end of year	1,707,984	5.68	1,349,450	6.19

For the three month period ended January 31, 2023, the Company recorded share-based compensation related to options of $243 (2022: $628).

(b)	Restricted Share Units (“RSUs”) plan

For the three months ended January 31, 2023, the Company recorded share-based compensation related to RSUs of $98 (2022: $171). The number of outstanding RSUs outstanding at January 31, 2023 amounts to 173,302 (2022: $132,143).

(c)	Escrow Shares

For the three months ended January 31, 2023, the Company recorded share-based compensation related to Escrow Shares of $1,095 (2022: $1,103). These shares were granted as part of compensation plan and are released based on the employment agreement.

28

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

20.	Warrants

					Weighted
	Number of	Warrants	Derivative	Weighted	average
	warrants	amount	liability	average	number of	Expiry dates
			amount	exercise price	years to
					expiry
	#	$	$	$
Opening balance, November 1, 2020	131,064,114	5,796	266	0.4159	2.07
Issued warrants for acquisition - Meta	741,600	3	-	1.3110	-	December 14, 2021
Issued warrants for acquisition - Meta	40,076,411	2,616	-	0.3520	0.49	February 6, 2023
Issued warrants for acquisition - Meta	4,120,000	120	-	1.1040	0.06	April 11, 2023
Revaluation of derivative liability on convertible debentures	—	—	11,697	-	-	December 31, 2022
Warrants issued - equity financing	27,762,313	6,210	-	0.5800	0.55	February 22, 2024
Warrants issued - equity financing	21,207,720	3,546	-	12.2500	0.03	May 26, 2024
Warrants cancelled or expired	(59,578,382)	(5,457)	-	-	-
Warrants exercised	(54,268,198)	(2,110)	(10,270)	-	-
Balance October 31, 2021	111,125,578	10,724	1,693	2.5995	2.01
Revaluation of derivative liability	-	-	220	-	-
Warrants cancelled or expired	(17,248,015)	(273)	-	-	-
Warrants exercised	(7,956,345)	(6)	(1,913)	4.9800	-
Issued warrants - Promissory note (i)	700,000	321	-	2.7300	0.33	June 21, 2023
Issued warrants - Bought deal (ii)	4,956,960	4,731	-	—	0.05	July 22, 2027
Balance October 31, 2022 and January 31, 2023	91,578,178	15,497	—	2.5774	2.39

As at January 31, 2023, 85,921,218 warrants were exercisable, on a basis of 15 warrants for 1 common share,

(i)	The Company issued 700,000 warrants which have been fair valued at $321 using the Black-Scholes models. The following assumptions were used: stock price of $2.43, expected life of one year, $nil dividends, volatility 100%, risk-free interest rate of 3.31%, and exercise price of $4.98. The warrants would expire by June 21, 2023.
(ii)	The Company issued 4,956,960 warrants which have been fair valued at $5,735 using the Black-Scholes. Each warrant entitles the holder to acquire one common share of the Company. Management has calculated the fair value of the warrants issued using the following assumptions: fair value of common shares $2.05; exercise price of options $2.73; expected life of five years, volatility 253% and a risk-free interest rate of 2.9%, and the fair value of shares issued using the active share price on the date of issuance.

21.	Loss Per Share

(a)	Current period loss per share:

	Three months ended
	January 31,
	2023	2022
	$	$
Net loss for the period	(3,862)	(7,352)
Non-controlling interest portion of net loss	82	(478)
Net loss for the period attributable to owners of the Company	(3,944)	(7,830)
	#	#
Weighted average number of common shares - basic	72,409,330	57,390,661
Basic & Dilutive loss per share	(0.05)	(0.14)

The existing stock options and RSUs have not been considered as part of the calculation of dilutive loss per share as these were anti-dilutive for the period.

29

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

22. Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

Fair value

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
-	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company assessed that the fair values of cash, trade accounts receivable, loans receivable, accounts payable and accrued liabilities, and current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.

The following methods and assumptions were used to estimate the fair value:

-	Marketable securities are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
-	Derivative warrant liabilities are designated as FVTPL and are measured using level 2 inputs. The fair value of the derivative warrant liabilities are measured each reporting period with changes in the fair value recognized in the consolidated statement of loss and comprehensive loss. Assumptions used to calculate the fair value include stock price, volatility, and risk-free interest rate.
-	Long-term fixed-rate notes receivables and loans payable are initially recorded at fair value and are evaluated by the Company based on level 2 inputs such as discounted future interest and principal payments using current market interest rates of instruments using similar terms. These instruments are subsequently measured through amortized cost, through accretion and interest income recognized through the statement of loss and comprehensive loss.
-	The Convertible debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The convertible debentures are initially measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs in the consolidated statement of loss and comprehensive loss.
-	The liabilities associated with the put options included in the acquisitions of FABCBD, Blessed and NuLeaf have been recorded at fair value based on level 3 inputs. The valuation model considers the present value of the future obligation using a multiple of forecasted trailing twelve month EBITDA for FABCBD and NuLeaf, and forecasted twelve month revenue for Blessed CBD, and a risk-adjusted discount rate for FABCBD, Blessed and NuLeaf. Significant unobservable inputs include expected cash flows and the risk adjusted interest rate. The estimated fair value would increase (decrease) if the expected cash flows were higher (lower) or the risk adjusted interest rate were lower (higher).

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents and restricted marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of consolidated financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts

30

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	January 31, 2023	October 31, 2022
	$	$
Current (for less than 30 days)	6,462	5,435
31 – 60 days	1,881	420
61 – 90 days	1,088	568
Greater than 90 days	1,937	2,148
Less allowance	(1,035)	(655)
	10,333	7,916

For the three months ended January 31, 2023, $380 (2022: $0) in trade receivables were written off against the loss allowance due to bad debts. Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, equity and debt financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-3 years	3-5 years	Greater than 5 years
	$	$	$	$	$
October 31, 2022
Accounts payable and accrued liabilities	26,887	26,887	-	-	-
Notes payable	12,257	-	-	12,257	-
Interest bearing loans and borrowings	16,393	16,393	-	-	-
Derivative liability	6,336	6,336	-	-	-
Convertible debentures	7,466	2,696	4,770	-	-
Undiscounted lease obligations	37,116	9,683	12,604	7,437	7,392
Total	106,455	61,995	17,374	19,694	7,392
January 31, 2023
Accounts payable and accrued liabilities	28,765	28,765	-	-	-
Notes payable	12,367	-	-	12,181	186
Interest bearing loans and borrowings	15,692	15,692	-	-	-
Derivative liability	5,075	5,075	-	-	-
Convertible debentures	7,887	4,420	3,467	-	-
Undiscounted lease obligations	32,457	7,059	10,569	7,437	7,392
Total	102,243	61,011	14,036	19,618	7,578

31

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.

At January 31, 2023, approximately 58% of the Company’s borrowings are at a fixed rate of interest (2022: 84%).

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at January 31, 2023 was as follows:

(Canadian dollar equivalent amounts of GBP, EUR and USD balances)	January 31, 2023	January 31, 2023	January 31, 2023	January 31, 2023	October 31,
	(GBP)	(EUR)	(USD)	Total	2022
	$	$	$	$	$
Cash	519	652	2,594	3,765	4,391
Accounts receivable	410	411	2,563	3,384	1,754
Accounts payable and accrued liabilities	(132)	(1,912)	(7,936)	(9,980)	(11,542)
Net monetary assets	797	(849)	(2,779)	(2,831)	(5,397)

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between USD and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $98 (January 31, 2022 - $36). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the EUR and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $29 (January 31, 2022 - $41), and a fluctuation of +/- 5.0 percent in the exchange rate between GBP and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $30 (January 31, 2022 - $38). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

32

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

23.	Segmented Information

Segments are identified by management based on the allocation of resources, which is done on a basis of selling channel rather than by legal entity. As such, the Company has established two main segments, being retail and wholesale, with a Corporate segment which includes oversight and start up operations of new entities until such time as revenue generation commences. The reportable segments are managed separately because of the unique characteristics and requirements of each business.

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the three months ended January 31,	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	116,928	70,966	1,148	1,213	—	39	118,076	72,218
Gross profit	31,942	22,768	241	179	(2)	35	32,181	22,982
(Loss) income from operations	3,855	(567)	(944)	(318)	(6,833)	(5,262)	(3,922)	(6,147)

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
As at January 31, 2023 and October 31, 2022	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total assets	231,973	241,394	12,740	11,949	29,121	21,400	273,834	274,743
Total liabilities	72,613	71,780	3,266	3,054	34,220	37,876	110,099	112,710

	Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended January 31,	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	99,764	52,442	17,071	15,090	1,241	4,686	118,076	72,218
Gross profit	23,407	11,952	8,210	8,391	564	2,639	32,181	22,982
(Loss) income from operations	(4,931)	(8,735)	644	1,138	365	1,450	(3,922)	(6,147)

	Canada	Canada	USA	USA	International	International	Total	Total
As at January 31, 2023 and October 31, 2022	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total assets	183,191	183,640	81,741	77,247	8,902	13,856	273,834	274,743
Total liabilities	85,781	85,925	22,733	24,897	1,585	1,888	110,099	112,710

33

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

24. Related Party Transactions

As at January 31, 2023, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company.

An office and warehouse unit located in Savannah, Georgia has been leased out by 2G Realty, LLC, a company that is related through the former Chief Technology Officer of the Company. The office and warehouse space were leased to accommodate the Company’s operational needs for Smoke Cartel. The lease was established at prevailing market rates and has annual lease payments totaling $52 per annum. The primary lease term is 1 year with one additional 1-year term extension exercisable at the option of the Company.

Financing transactions:

On July 22, 2022, the Company issued, on a bought deal basis post-consolidation, 4,956,960 units  of the Company at a price of $2.32 per unit post-consolidation. The corporate secretary of the Company, collectively participated in the offering and acquired an aggregate of 130,800 units post-consolidation.

On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the company provided limited Recourse Guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union until the earlier of:

(i)12 months following initial funding, provided all covenants of High Tide Inc. are in good standing; and

(ii)The CEO no longer being an officer of High Tide Inc.

The parties agree that this personal guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.

34

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

25.	Right of Use Assets and Lease Obligations

The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets
$
Balance at October 31, 2022	30,519
Net additions	856
Depreciation expense for the period	(2,257)
Balance at January 31, 2023	29,118

Lease Liabilities
$
Balance at October 31, 2022	33,768
Net additions	798
Cash outflows in the year	(2,715)
Interest expense for the period ended	606
Balance at January 31, 2023	32,457
Current	(7,059)
Non-current	25,398

As at January 31, 2023, $179 (2022: $202) is due to the Company in respect of sublease arrangements. For the period ended January 31, 2023, $273 (2022: $99) was received in respect of sublease arrangements, which was recognized as other revenue. During the three months period ended January 31, 2023, the Company also paid $963 (2022: $659) in variable operating costs associated to the leases which are expensed under general and administrative expenses.

26. Capital Management

The Company’s objectives when managing capital resources are to:

(i)	Explore profitable growth opportunities;
(ii)	Deploy capital to provide an appropriate return on investment for shareholders;
(iii)	Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)	Maintain a capital structure that provides financial flexibility to executed on strategic opportunities.

The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year‐over‐year sustainable profitable growth. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash‐on‐hand and financings as required.

27.	Contingent liability

In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.

35

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

28.Non-controlling interest

The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations and with the exclusion of Goodwill.

	January 31, 2023	October 31, 2022
	$	$
Total current assets	8,876	12,471
Total non-current assets	29,704	30,147
Total current liabilities	(13,389)	(10,130)
Total non-current liabilities	(3,254)	(3,366)

	Three months ended January 31
	2023	2022
	$	$
Revenues for the period ended	11,118	4,110
Net income for the period ended	623	542

The net change in non-controlling interests is as follows:

As at	January 31, 2023	October 31, 2022
	$	$
Balance, beginning of year	5,683	4,795
Share of (gain) for the period - Saturninus Partners	(26)	(110)
Share of loss (gain) for the period - Meta	59	(136)
Share of (gain) loss for the period - FABCBD	(152)	500
Share of loss for the period - Blessed	234	305
Share of (gain) loss for the period - NuLeaf	(424)	563
Purchase of NuLeaf	-	1,726
Distribution - Saturninus Partners	-	(749)
Distribution - FABCBD	-	(372)
Distribution - Blessed	(198)	(569)
Distribution - NuLeaf	-	(270)
	5,176	5,683

36